January 11, 2006

Via Facsimile

Mr. Steven Gaspar
President
VMH Videomoviehouse.Com Inc.
14-34368 Manufacturer`s Way
Abbotsford, British Columbia, Canada V2S 7MI

	RE: 	VMH Videomoviehouse.Com Inc.
		Form 10-KSB: For the Year Ended June 30, 2005
		File Number: 333-70836

Dear Mr. Gaspar:

	We have completed our review of your Form 10-KSB and related filings, and at this time do not have further comments.

							Sincerely,



							Michael Fay
							Accounting Branch Chief